                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 11)1

                          UNITED INDUSTRIAL CORPORATION
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2003
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 2 of 9 Pages
------------------------------                          ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,582,050
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,582,050
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,582,050
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 3 of 9 Pages
------------------------------                          ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,592,050 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,592,050 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,592,050 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  10,000 shares of Common Stock  underlying  options granted to Mr.
     Lichtenstein that are exercisable within 60 days of the date hereof.

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 4 of 9 Pages
------------------------------                          ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    5,000 (1)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     5,000 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Consists of 5,000 shares of Common Stock underlying  options granted to Mr.
     Kassan that are exercisable within 60 days of the date hereof.

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 5 of 9 Pages
------------------------------                          ------------------------

            The following  constitutes  Amendment No. 11 ("Amendment No. 11") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 11 amends the
Schedule 13D as specifically set forth.

     Item 4 is hereby amended to add the following:

            On April 18, 2003, Steel Partners II delivered a letter to the Board of Directors of the Issuer (the "Board") responding to the Board's withdrawal of a settlement  offer with Steel Partners II which would have, among other things, reconstituted the Board at the 2003 Annual Meeting of Stockholders of the Issuer
and the  attempt  of one or more of the  controlling  members  of the  Board  to facilitate a transaction between Steel Partners II and a third party purportedly willing to purchase  Steel  Partners  II's entire  investment in the Issuer at a significant  premium to the current market price of the Issuer's common stock. A copy of the letter is attached as an exhibit hereto and  incorporated  herein by reference.

     Item 7 is hereby amended to add the following exhibit:

            13. Letter from Steel Partners II, L.P. to the Board of Directors of
                United Industrial Corporation, dated April 18, 2003.

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 6 of 9 Pages
------------------------------                          ------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      April 21, 2003            STEEL PARTNERS II, L.P.

                                      By:  Steel Partners, L.L.C.
                                           General Partner

                                      By:  /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                           Warren G. Lichtenstein,
                                           Chief Executive Officer

                                        /s/ WARREN G. LICHTENSTEIN
                                      ------------------------------------------
                                      WARREN G. LICHTENSTEIN

                                        /s/ GLEN M. KASSAN
                                      ------------------------------------------
                                      GLEN M. KASSAN

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 7 of 9 Pages
------------------------------                          ------------------------

                                  EXHIBIT INDEX
                                  -------------

                                  Exhibit                                  Page
                                  -------                                  ----

1.   Joint Filing Agreement (previously filed).

2.   Joint Filing Agreement between Steel Partners II, L.P., Warren G.
     Lichtenstein  and  James  R.  Henderson,   dated  March  9,  2000
     (previously filed).

3.   Director Nomination Letter from Steel Partners II, L.P. to United
     Industrial Corporation, dated March 9, 2000 (previously filed).

4.   Agreement  by and  among  United  Industrial  Corporation,  Steel
     Partners II, L.P., Warren G. Lichtenstein and James R. Henderson,
     dated March 29, 2000 (previously filed).

5.   Agreement  by and  among  United  Industrial  Corporation,  Steel
     Partners II, L.P.,  Warren G. Lichtenstein and James R. Henderson
     dated as of March 7, 2001 (previously filed).

6.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
     Warren G.  Lichtenstein  and James R.  Henderson,  dated March 7,
     2000 (previously filed).

7.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,
     Warren G. Lichtenstein, James R. Henderson and Glen Kassan, dated
     April 2, 2002 (previously filed).

8.   Director Nomination Letter from Steel Partners II, L.P. to United
     Industrial  Corporation,  dated March 26, 2002,  and Exhibits A-D thereto (previously filed).

9.   Letter from Steel  Partners II, L.P. to the Board of Directors of
     United Industrial Corporation,  dated August 19, 2002 (previously filed).

10.  Letter  from  Steel  Partners  II,  L.P.  to  United   Industrial
     Corporation, dated August 19, 2002 (previously filed).

11.  Press  Release  issued by Steel  Partners  II, L.P. on October 4,
     2002 (previously filed).

12.  Letter from Warren G.  Lichtenstein  to the Board of Directors of
     United  Industrial  Corporation,  dated April 1, 2003 (previously filed).

13.  Letter from Steel  Partners II, L.P. to the Board of Directors of    8 to 9
     United Industrial Corporation,  dated April 18, 2003.

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 8 of 9 Pages
------------------------------                          ------------------------

                             Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 758-3232

April 18, 2003

Members of the Board of Directors
United Industrial Corporation
570 Lexington Avenue
New York, New York 10022

Gentlemen:

            Once  again the  controlling  members of the Board of  Directors  of
United Industrial  Corporation (the "Company") have withdrawn a settlement offer with Steel  Partners II, L.P.  ("Steel")  which would have,  among other things, reconstituted the Board at the 2003 Annual Meeting.  As the largest  stockholder of the Company, we made every effort to negotiate a fair and amicable resolution to our longstanding  differences with the controlling  members of the Board that we believe would be in the best interests of all stockholders.

            We were therefore quite shocked by the attempt of one or more of the controlling members of the Board to bribe Steel Partners by trying to identify a third party  apparently  willing to purchase  Steel's  entire  investment in the
Company at a  significant  premium to the current  market price of the Company's common  stock.  We want to make this point  absolutely  clear to you. We are not interested  in bribes,  greenmail or any  transaction  that will not benefit all stockholders of the Company.  Our only interest is maximizing  stockholder value for all stockholders  which we believe,  in the case of the Company,  must begin with a  united  Board of  Directors  whose  accountability  to  stockholders  is unquestioned and fiduciary responsibility is the gospel.

            For the record,  we continue to believe that the  composition of the
Board  must  change  and  that  the  Company  must  timely   announce   material
developments.  We believe  all  stockholders  should  know that (1) Hal Gelb has agreed at a Board  meeting  that he will step down as  Chairman of the Board and not run for  reelection at the 2003 annual  meeting of  stockholders,  (ii) Dick
Erkeneff will retire as Chief Executive Officer of the Company in July and (iii)
Fred  Strader will be appointed as Chief  Executive  Officer.  We also  strongly support Fred Strader  being  nominated to fill the vacancy that results from Mr.
Gelb leaving the Board.

------------------------------                          ------------------------
CUSIP No. 910671106                     13D             Page 9 of 9 Pages
------------------------------                          ------------------------

            We  remain  committed  to taking  all  action  required  in order to maximize  value for all  stockholders  and to the  principles of full,  fair and prompt disclose to all stockholders. We believe each of you should consider your actions in such light and should  adopt all  proposals  outlined in our April 1,
2003 letter.

                                      Very truly yours,

                                      /s/ Warren Lichtenstein
                                      ------------------------------------------
                                        Warren Lichtenstein